SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: October 1, 2007
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Registrant’s Address)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of the Media Release that appears immediately following this page.

Cautionary statement regarding forward-looking statements
This communication contains statements that constitute “forward-looking statements”, including, but not limited to, statements relating to the implementation of strategic initiatives and other statements relating to our future business development and economic performance. While these forward-looking statements represent our judgments and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to, (1) general market and macro-economic trends, (2) legislative developments, governmental and regulatory trends, (3) movements in local and international securities markets, currency exchange rates and interest rates, (4) competitive pressures, (5) technological developments, (6) changes in the financial position or creditworthiness of our customers, obligors and counterparties and developments in the markets in which they operate, (7) management changes and changes to our Business Group structure and (8) other key factors that we have indicated could adversely affect our business and financial performance which are contained in other parts of this document and in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth elsewhere in this document and in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2006. UBS is not under any obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events, or otherwise.

UBS AG Media Relations
Tel. +41-44-234 85 00

Media release	www.ubs.com

1 October 2007

UBS writes down positions, predicts an overall loss in third quarter, and reorganizes management
Zurich/Basel, 1 October 2007 – Following a write down of positions in fixed income, rates and currencies (FIRC), mainly related to deteriorating conditions in the US sub prime residential mortgage market, UBS is likely to record an overall Group pre-tax loss of between CHF 600 million and CHF 800 million for third quarter, ended September 30. Pre-tax profits for the first nine months of 2007 will be in the order of CHF 10 billion. Marcel Rohner, Group CEO, will reorganize senior management, take over as Chairman and CEO of the Investment Bank, and accelerate structural improvements to the firm.
•	In third quarter 2007, expected pre-tax loss for the Group between CHF 600 million and CHF 800 million, due mainly to write downs and losses in the FIRC business within the Investment Bank
•	For the first nine months of 2007 pre-tax profits for the Group in the order of CHF 10 billion, and expect to end the year with good level of profits and a strong capital position
•	All other businesses in the Investment Bank, as well as the Global Wealth Management & Business Banking and Global Asset Management business groups, performing very well
•	Management changes:
o	Investment Bank Chairman and CEO Huw Jenkins to step down. Group CFO Clive Standish to retire

o	Marco Suter, Executive Vice Chairman, UBS, to become Group CFO

o	Walter Stuerzinger, Group Chief Risk Officer (GCRO), to become Chief Operating Officer (COO), Corporate Center

o	Joseph Scoby, Global Head of Alternative & Quantitative Investments, UBS Global Asset Management, to become GCRO, UBS
•	Investment Bank changes:
o	Robert Wolf, COO, Investment Bank, additionally appointed President, Investment Bank

o	Money Markets, Currencies and Commodities (MCC) to be integrated into Fixed Income

o	Initiation of cost reductions in Investment Bank
Commenting on these decisions, Marcel Rohner, Group CEO said:

Media Relations 1 October 2007 Page 2 of 6

“On August 14, I said that if turbulent conditions prevail throughout the quarter, we will probably see a very weak trading result in the Investment Bank, offset by predictable earnings from wealth and asset management. In fact, conditions remained turbulent, so we will make an overall pre-tax loss at Group level for the quarter.
Our first quarterly loss in nine years is an unsatisfactory result, especially after such a strong first half. I have therefore taken decisive action to be as transparent as possible. I have also made appropriate senior management changes, and will accelerate already-planned changes to the firm. Following these actions, UBS is in a strong position to continue to grow its client businesses.
Despite the unsatisfactory results for the third quarter, we still expect to end the year with a good level of profits and in a strong capital position. All other businesses in the Investment Bank, and our Global Wealth Management & Business Banking and Global Asset Management businesses, continue to record good results. UBS remains a formidable competitor in financial services and is well positioned to deliver long-term profitable growth.”
Third quarter results
In the third quarter, UBS will recognize substantial losses in FIRC within the Investment Bank, mainly on its holdings of securities related to the US sub prime residential mortgage (RMBS) market. Overall, FIRC will record negative revenues in the order of CHF 4 billion.
These write downs are mainly of (a) legacy positions of the now closed Dillon Read Capital Management subsidiary and (b) positions entered into as part of the Investment Bank’s mortgage backed securities business.
There are other, smaller, losses in equities proprietary trading within an overall satisfactory result.
UBS has only limited exposure to leveraged lending with commitments of about USD 13 billion. These have also been written down appropriately, leading to a limited loss on these positions in third quarter.
UBS has no material exposure to conduits.
When most mortgage backed securities positions were set up there were offsetting positions in place, designed to mitigate risk in normal market conditions. However, the deterioration in the US sub prime residential mortgage backed securities market, especially in August, was more sudden and more severe than in recent history, and markets became illiquid. This led to substantial valuation losses, including in securities with high credit ratings. Management action has been taken to make certain these positions are appropriately valued and risk managed.
Where possible, holdings are marked at the quoted market price. For most sub prime holdings, this is not possible. Valuations therefore mostly use models with observable inputs, where possible, and level 3 valuation models otherwise.
The marks take a cautious view of future developments in the US mortgage market and UBS is content to hold these securities at this level of valuation.

Media Relations 1 October 2007 Page 3 of 6

The remaining relevant positions in direct sub prime RMBS have a current net value of USD 19 billion. These positions consist overwhelmingly of AAA-rated tranches, 80% with a weighted average life of less than three years. There is also a smaller position of below USD 4 billion net exposure to sub prime securities through warehouse lines and retained CDOs. These securities are either AAA-rated or High Grade, and have a short weighted average life.
In addition, UBS has taken significant write downs on positions in Super Senior AAA-rated tranches of CDOs, based on level 3 valuation models.
Management changes
With effect from today:
Marcel Rohner, in addition to his duties as Group CEO, will for the foreseeable future take over the role of Chairman and CEO of the Investment Bank. Huw Jenkins, Chairman and CEO of the Investment Bank, will step down from his position and become a senior advisor to Marcel Rohner.
Marco Suter, Executive Vice Chairman, UBS, will leave the Board of Directors to become Group Chief Financial Officer, and join the Group Executive Board. His long experience and knowledge of UBS, including as Group Chief Credit Officer, make him extremely well qualified for this position. Clive Standish, Group Chief Financial Officer, will retire.
Walter Stuerzinger, Group Chief Risk Officer (GCRO), will become Chief Operating Officer, Corporate Center, and hand over the GCRO position to Joseph Scoby, currently Global Head of Alternative and Quantitative Investments (A&Q), Global Asset Management. A&Q currently has over USD 60 billion in assets under management. Joseph Scoby’s record both as head of A&Q and previously as Joint Head of US Equities within the Investment Bank makes him an ideal successor to Walter Stuerzinger. Joseph Scoby’s first task as a member of the Group Executive Board will be to review and refine our risk processes. William Ferri, currently Head of Business Development and Logistics for A&Q, will be appointed as the new Global Head of Alternative and Quantitative Investments.
Robert Wolf, Chairman and CEO, UBS Group Americas and Chief Operating Officer Investment Bank, will additionally become President, Investment Bank. Prior to his appointment to his current position in 2004, Robert Wolf was Global Head of Fixed Income for over three years.
Within the Investment Bank, Money Markets, Currencies and Commodities (MCC) will be integrated into Fixed Income under the leadership of Andre Esteves.
As a result of the planned changes within the Investment Bank, overall staff numbers will fall by about 1,500 by the end of this year.
Marcel Rohner, Group CEO, said: “UBS operates on the principle that management is accountable to shareholders. These events have led to the management changes announced today. The one firm approach requires a successful and profitable Investment Bank. During 2008 we will continue to focus on improving cost and balance sheet efficiency.”

Media Relations 1 October 2007 Page 4 of 6

Continued strong performance in other business areas
All other UBS businesses remain strong. In Global Wealth Management & Business Banking, all geographical regions continue to attract net new money. Global Asset Management continues to perform well. Within the Investment Bank, IBD has gained market share, the capital markets business remains strong, and equities revenues – though a bit weaker this quarter than a year ago, and in the context of extremely difficult conditions – remain healthy.
While the third quarter loss means that pre tax results for the full year 2007 will most probably be below those for 2006, total earnings should still be at a high level and UBS will finish the year in a strong capital position.
Commenting on these changes Marcel Rohner said:
“I am confident that, with these changes and by properly absorbing the lessons of this quarter, we will become a stronger bank. We have a strong balance sheet, a strong franchise, and leading positions in all businesses in all regions. We have thousands of talented people throughout the organisation who, by working together, will deliver further value to our clients and additional growth to our shareholders.”
Results for third quarter 2007 will be announced on October 30, 2007 as planned.
A video containing an interview with Group CEO Marcel Rohner is available at www.ubs.com/media as well as at www.cantos.com. A glossary, containing definitions of some of the less-well known terms used in today’s release, is also available at www.ubs.com/media.
UBS
UBS is one of the world’s leading financial firms, serving a discerning international client base. Its business, global in scale, is focused on growth. As an integrated firm, UBS creates added value for clients by drawing on the combined resources and expertise of all its businesses.
UBS is the leading global wealth manager, a top tier investment banking and securities firm, and one of the largest global asset managers. In Switzerland, UBS is the market leader in retail and commercial banking.
UBS is present in all major financial centers worldwide. It has offices in 50 countries, with about 39% of its employees working in the Americas, 34% in Switzerland, 16% in the rest of Europe and 11% in Asia Pacific. UBS’s financial businesses employ more than 80,000 people around the world. Its shares are listed on the SWX Swiss Stock Exchange, the New York Stock Exchange (NYSE) and the Tokyo Stock Exchange (TSE).

Media Relations 1 October 2007 Page 5 of 6

Biographies
Short bio Marco Suter
Marco Suter was elected to the Board of Directors at the Annual General Meeting of UBS in April 2005 and thereafter appointed as Executive Vice Chairman.
Mr. Suter has been with UBS and its predecessor, Swiss Bank Corporation, since 1974. Between 1999 and 2005 he was Group Chief Credit Officer and a member of the Group Managing Board. From 1996 until the merger of SBC and Union Bank of Switzerland in 1998 he served as regional manager of the Zurich-Eastern Switzerland-Ticino area for the corporate and commercial banking activities of SBC. Prior to that, he held various management positions in SBC’s investment banking operations, first as the Continental European Head of Merchant Banking and later as the Chief Credit Officer for EMEA. Mr. Suter first joined the bank in 1974 as an apprentice at SBC’s St. Gall office and later broadened his experience with assignments in Nyon, New York, Basel, Zurich and London.
Mr. Suter was born on 7 May 1958. He is a Swiss citizen. He also chairs the Swiss Institute for International Studies (SIAF).
Short bio Joseph Scoby
Joseph Scoby is Global Head of Alternative and Quantitative Investments (A&Q), an alternatives platform within Global Asset Management with approximately USD 60 billion in assets under management and 360 employees around the globe. He has also been the head of O’Connor, a specialist hedge fund provider within A&Q, with assets under management of approximately USD 7.5 billion. He is a member of the Global Asset Management Executive Committee and a member of the UBS Group Managing Board.
Mr. Scoby began his career with O’Connor and Associates in 1987 and became a Managing Director in 1993. From 1995-1999 he was the Joint Head of US Equities at the Investment Bank, with responsibility for approximately 650 employees. Mr. Scoby’s experience includes portfolio management in commodity options, convertible arbitrage, equities, equity derivatives, corporate bonds, merger arbitrage, quantitative equity, real estate finance, and fundamental based equity long short funds. He also has extensive experience in solving institutional and corporate client problems using derivatives. Mr. Scoby has a BS from Wharton School and an MA from the University of Pennsylvania, both earned with honors in a total of four years of study and awarded in 1987.
Short bio William Ferri
William Ferri is the Head of Business Development and Logistics for Alternative and Quantitative Investments (A&Q), an alternatives platform within Global Asset Management.
Working closely with other members of the management team and the key investment professionals within A&Q, Mr. Ferri has overall responsibility for managing the logistics platform and business development effort of the group, ensuring the investment team’s requirements are met while maintaining the appropriate control infrastructure. Mr. Ferri is also responsible for managing the product pipeline, business development, sales and client services.
Previously, he was General Counsel for the O’Connor hedge fund and fund of fund businesses, and was on the O’Connor team at its relaunch in 2000. Mr. Ferri

Media Relations 1 October 2007 Page 6 of 6

joined the UBS Investment Bank in 1998 as Director of Equity Compliance. He originally worked for PaineWebber Inc. (since 1995) where positions held included Corporate Vice President and Associate General Counsel to the Global Equities Division, and Deputy Director of Compliance.
Mr. Ferri began his legal career practicing corporate law at Seward & Kissel, from 1991 to 1995. He received a BS form Cornell University in 1988 and a JD from the University of North Carolina in 1991.
Short bio Robert Wolf
Robert Wolf is the Chairman & CEO of UBS for the Americas. He also serves as Global Chief Operating Officer for the Investment Bank.
Mr. Wolf is a member of the UBS Group Managing Board and the Investment Bank Management Committee. He served as Global Head of Fixed Income from 2002 – 2004, having joined the firm in 1994 after spending approximately 10 years at Salomon Brothers.
In addition to his roles at UBS, Mr. Wolf is on the Undergraduate Executive Board of the Wharton School and sits on the Athletics Board of Overseers at the University of Pennsylvania. He is on the Executive Leadership Council for the Multiple Myeloma Research Foundation, on the Board of Trustees for the Children’s Aid Society, the Board of Directors for the partnership for NYC and on the Board of Directors for the National Sports Museum. Mr. Wolf also participated as a panel member at the inaugural Wall Street forum for HIV and AIDS alongside former UN Secretary Kofi Annan.
Mr. Wolf graduated from the Wharton School at the University of Pennsylvania with a B.S. in Economics. He is married with two children.

INCORPORATION BY REFERENCE
     This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Numbers 333-52832; 333-52832-01 to —03; 333-46216; 333-46216-01 and —02; 333-46930; 333-64844; 333-62448; and 333-62448-01 to —04; 333-132747; and 333-132747-01 to -10) and Form S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212; 333-49210; 333-103956; 333-127180; 333-127182; 333-127183; and 333-127184) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

By:	/s/ Marcel Rohner
	Name:	Marchel Rohner
	Title:	Group Chief Executive Officer

By:	/s/ Peter Kurer
	Name:	Peter Kurer
	Title:	Group Legal Counsel

Date: October 1, 2007